SCHEDULE A
To the
Phase II Fee Waiver Agreement
(Restated January 29, 20241)

Fund	Class	Expense Limit (based on percentage of the average daily net assets)
Aristotle International Equity Fund	Class I-2	0.78%
Aristotle Value Equity Fund	Class I-2 Class R6	0.69% 0.61%
Aristotle/Saul Global Equity Fund	Class I-2	0.78%
Aristotle Core Equity Fund	Class I-2	0.65%
Aristotle Small Cap Equity Fund*	Class I-2	0.90%

*Note: The expense limit for Aristotle Small Cap Equity Fund Class I-2 shares referenced in this Phase II Fee Waiver Agreement supersedes and replaces the expense limit referenced in the Fee Waiver Agreement dated April 17, 2023, solely for Class I-2 shares of Aristotle Small Cap Equity Fund.

1 Restated to add Class R6 shares of Aristotle Value Equity Fund.